                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 1)

                           Sight Resource Corporation
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value, $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                         ------------------------------
                                 (CUSIP Number)

                                Carene S. Kunkler
                             3100 Hawkslanding Drive
                             Cincinnati, Ohio 45244
                                 (513) 474-8997
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2001
                         ------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                                Page 1 of 5 Pages



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=====================                                       ===================
CUSIP NO.  82655N105                   13D                   Page 2 of 5 Pages
=====================                                       ===================

===============================================================================
1           NAME OF REPORTING PERSON                E. DEAN BUTLER
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b)  X

-------------------------------------------------------------------------------
3           SEC USE ONLY

-------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
-------------------------------------------------------------------------------

NUMBER OF                         7       SOLE VOTING POWER
                                          2,598,679 (2)(3)
SHARES                         ------------------------------------------------

BENEFICIALLY                      8       SHARED VOTING POWER
                                          0
OWNED BY                       ------------------------------------------------

EACH                              9       SOLE DISPOSITIVE POWER
                                          2,598,679 (2)(3)
REPORTING                      ------------------------------------------------

PERSON WITH (1)                   10      SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,598,679 (4)
-------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

                                                                            [ ]
-------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.6% (5)

-------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*
            IN
===============================================================================

(1) See Items 4 and 6 of this Statement.

(2) Includes 242,218 shares of SRC Common Stock issued pursuant to the Merger Agreement in exchange for 53,602 shares of common stock of eyeshop.com that were issued on July 12, 2001 upon the exercise of immediately exercisable options held by Mr. Butler. Also includes 950,814 shares of SRC Common Stock issued pursuant to the Merger Agreement in exchange for 210,357 shares of common stock of eyeshop.com distributed to Mr. Butler by Dengar L.P. on June 29, 2001 in accordance with his 34.51% ownership interest in Dengar. All of the shares of SRC Common Stock issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Includes 1,405,584 shares of SRC Common Stock issued pursuant to the Merger Agreement in exchange for 41,684 shares of Series B Convertible Preferred Stock of eyeshop.com that were purchased by Mr. Butler on July 12, 2001 pursuant to an option to "put" these shares held by a third party.

(4) Includes 1,193,095 shares of SRC Common Stock described in footnote 2 to this Page and 1,405,584 shares of SRC Common Stock described in footnote 3 to this Page.

(5) Based upon a total of 30,082,810 shares of SRC Common Stock outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement. (See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=====================                                       ===================
CUSIP NO.  82655N105                   13D                   Page 3 of 5 Pages
=====================                                       ===================


===============================================================================

1           NAME OF REPORTING PERSON              CARENE S. KUNKLER
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b)  X

-------------------------------------------------------------------------------
3           SEC USE ONLY

-------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
-------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
-------------------------------------------------------------------------------

NUMBER OF                          7       SOLE VOTING POWER
                                           242,281 (2)
SHARES                           ----------------------------------------------

BENEFICIALLY                       8       SHARED VOTING POWER
                                           0
OWNED BY                         ----------------------------------------------

EACH                               9       SOLE DISPOSITIVE POWER
                                           242,281 (2)
REPORTING                        ----------------------------------------------

PERSON WITH (1)                    10      SHARED DISPOSITIVE POWER
                                           0
-------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            242,281 (2)
-------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .8% (3)
-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
===============================================================================

(1) See Items 4 and 6 to this Statement.

(2) Shares of SRC Common Stock issued pursuant to the Merger Agreement in exchange for 53,602 shares of common stock of eyeshop.com that were issued on July 12, 2001 upon the exercise of immediately exercisable options held by Ms. Kunkler. All of the shares of SRC Common Stock issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 shares of SRC Common Stock outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement. (See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 82655N105                                            Page 4 of 5 Pages


         Pursuant to Rule 13d-2(a) of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby amend their Schedule 13D Statement dated May 23, 2001 and filed with the Securities and Exchange Commission on June 4, 2001 (the "Statement") relating to the shares of common stock of Sight Resource Corporation ("SRC").

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended as follows:

             On July 20, 2001, the stockholders of SRC approved an increase in the authorized shares of SRC common stock ("Common Stock") from 20 million shares to 50 million shares. This increase was required for the consummation of the merger of eyeshop.com inc., a Delaware corporation ("Eyeshop"), with Eyeshop Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SRC (the "Merger"), and the purchase of an additional 6,569,500 shares of SRC Common Stock by certain of the Reporting Persons (discussed below). The Merger became effective on July 20, 2001 and as a result of the Merger, Eyeshop became a wholly owned subsidiary of SRC.

              As part of the Merger, certain Reporting Persons who were stockholders of Eyeshop received 5,131,186 shares of SRC Common Stock in exchange for their Eyeshop common shares. In addition, on the effective date of the Merger (July 20, 2001), certain of the Reporting Persons purchased (i) 3,750,000 shares of SRC Common Stock pursuant to the Common Stock Purchase Agreement dated May 23, 2001 among SRC, certain of the Reporting Persons and Eyeshop (the "First Stock Purchase Agreement") and (ii) an additional 6,569,500 shares of SRC Common Stock pursuant to the Common Stock Purchase Agreement II dated May 31, 2001 among certain of the Reporting Persons and SRC (the "Second Stock Purchase Agreement"). The First Stock Purchase Agreement and the Second Stock Purchase Agreement resulted in the sale by SRC of 11,569,500 shares of common stock at a price of $2,313,900 (inclusive of 750,000 shares sold on May 23, 2001 at a price of $250,000 pursuant to the First Stock Purchase Agreement).

            Upon the consummation of the Merger, Dino Tabacchi was appointed as a member of the SRC Board. Mr. Tabacchi is an affiliate of Euro Ventures Equity Holdings B.V. and Excalibur Investments B.V., two of the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended in its entirety to read as follows:

            (a) As a result of the SRC Voting Agreements (see Item 6 of this Statement) and pursuant to Rule 13d-5, each of the parties to the SRC Voting Agreements may be deemed to be members of a "group." As of July 20, 2001, the Reporting Persons beneficially own 16,701,686 shares of SRC Common Stock, or 55.5% of the outstanding shares of SRC Common Stock.

            (b) See the individual cover pages to this Statement for the number of shares of SRC Common Stock for which each of the Reporting Persons has the sole power to vote or to direct

CUSIP No. 82655N105                                            Page 5 of 5 Pages


the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition.

            (c) The Reporting Persons disclaim that they are a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934 and Regulation 13D-G thereunder. Each Reporting Person disclaims that it is the beneficial owner of any shares of SRC beneficially owned by any other Reporting Person, except that (i) certain shares owned by Dolores Butler or Donald Butler may be considered to be beneficially owned by the other, and (ii) shares beneficially owned by Euro Ventures Equity Holdings B.V. may be considered to be beneficially owned by Excalibur Investments B.V.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2001

                                    /s/ Carene S. Kunkler
                                    ----------------------------------
                                    Carene S. Kunkler, individually, and as
                                    Attorney-In Fact for Dolores Butler,
                                    Donald Butler, E. Dean Butler,
                                    Cadle Holding Company, Celerity Ventures,
                                    LLC, Euro Ventures Equity Holdings B.V.,
                                    Excalibur Investments B.V., GLT Co. LLC,
                                    La Sesta S.A., and William M. LaWarre

                                    (Powers of Attorney previously filed with the Securities and Exchange Commission as Exhibits F, G, H, I, J, K, L, M, N, and O to the Statement on Schedule 13D dated May 23, 2001 and are hereby incorporated by reference)